SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 11 - K


(Mark One)
   (X)          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2000

                                                        OR
   (   )        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to
                               ----------------------------

Commission file number:  0-21318

  A. Full title of the plan and the address of the plan, if different from that of the Issuer named below.

                       O'Reilly Automotive, Inc.
                    Profit Sharing and Savings Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       O'Reilly Automotive, Inc.
                       233 South Patterson
                       Springfield, Missouri  65802

Securities and Exchange Commission
Washington, D.C.  20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan as required by Form 11-K, together with the report thereon of Ernst & Young LLP, independent auditors, dated May 18, 2001.

(b) Exhibits. A consent of Ernst & Young LLP is being filed as Exhibit 23 to this Report.

                       Financial Statements and Schedules

                              (Modified Cash Basis)

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                 December 31, 2000 and 1999, and the year ended
                                December 31, 2000
                       with Report of Independent Auditors

                         Report of Independent Auditors

The Plan Administrators and Participants
O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedules were prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits (modified cash basis) of the Plan at December 31, 2000 and 1999, and the changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2000, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at the end of the year, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the financial statements taken as a whole.




                                                               Ernst & Young LLP

Kansas City, Missouri
May 18, 2001

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                              Financial Statements
                                  and Schedules

                 December 31, 2000 and 1999, and the year ended
                                December 31, 2000




                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Plan Benefits...........................3
Statement of Changes in Net Assets Available for Plan Benefits.................4
Notes to Financial Statements..................................................5

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
  at End of Year..............................................................11
Schedule H, Line 4j - Schedule of Reportable Transactions.....................12

                              O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

              Statements of Net Assets Available for Plan Benefits
                              (Modified Cash Basis)


                                                        December 31,
                                              2000                       1999
Assets                               -------------------------------------------

Investments, at fair value (Note 3)     $49,720,079                  $38,885,736
                                     -------------------------------------------
Net assets available for benefits       $49,720,079                  $38,885,736
                                     ===========================================

See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits
                              (Modified Cash Basis)

                          Year ended December 31, 2000



Additions:
 Investment income:
  Net realized and unrealized appreciation in
  fair value of investments (Note 3)                                $ 6,301,113
  Dividend and interest income                                          667,953
 Contributions:
  Employer                                                            2,660,365
  Employee                                                            3,316,420
                                                           ---------------------
                                                                      5,976,785
                                                           ---------------------
 Total additions                                                     12,945,851

Deductions:
 Distributions to participants                                       (2,111,508)
                                                           ---------------------
Net increase                                                         10,834,343
Net assets available for benefits, at beginning of year              38,885,736
                                                           ---------------------
Net assets available for benefits, at end of year                   $49,720,079
                                                           =====================

                             See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                          Notes to Financial Statements

                                December 31, 2000


1.       Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of the O'Reilly Automotive, Inc. (the "Company") Profit Sharing and Savings Plan (the "Plan"):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

The value of investments in common and collective trusts, registered investment company funds and O'Reilly Automotive, Inc. common stock is based on quoted market values received from SunTrust Bank, Central Florida, N.A. (SunTrust) on the last business day of the plan year.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)



2.  Description of the Plan

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all employees of the Company who have attained age 21 and completed six months and at least 1,000 hours of service in a 12-consecutive-month period of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to contribute up to 15% of their annual compensation to the Plan. At its discretion, the Company has elected to contribute 50% of each employee's voluntary contribution up to 2% of the employee's compensation and 25% of the next 2% of each employee's voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 15% of participants' annual compensation. All employer contributions are invested in the O'Reilly Automotive, Inc. Stock Fund. During the year ended December 31, 2000, the Plan received discretionary contributions from the Company amounting to $1,918,600, not including matching contributions.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants' account balances. Forfeitures of terminated participants' non-vested accounts are allocated based on participant compensation.

Participants are immediately vested with respect to their voluntary contributions. With respect to employer contributions, participants become 20% vested after three years of service with the Company. Vesting increases in 20% increments annually to 100% after seven years.

Participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee's vested account balance at a rate equal to one percentage point above the prime interest rate in effect as reported in the Wall Street Journal on the last business day of the month prior to the date the loan is made. Loans are repaid by payroll deductions over a period no longer than ten years.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)


2.  Description of the Plan (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in monthly installments to the beneficiary or in a lump sum, as elected by the participant. At December 31, 2000, and 1999, terminated employees had approximately $703,184 and $259,000, respectively, included in net assets available for plan benefits which were to be paid in 2001 and 2000, respectively. The Plan pays all administrative expenses. During 2000 administrative expenses totaled $168,500 and are included in the net realized/unrealized appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

3.  Investments

At December 31, 2000, and 1999, the Plan's investments are held by SunTrust, in a bank-administered trust fund. SunTrust has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and in ERISA.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:
                                                  2000                1999
                                         --------------------- -----------------
SunTrust common collective trusts:
  Classic Balanced Fund                       $ 3,700,449            $3,504,817
  Stable Asset Fund                             4,948,356             4,652,091
  500 Index Fund                                5,385,736                    --
Registered investment company fund:
  Vanguard 500 Index Fund                              --             5,685,920
O'Reilly Automotive, Inc. common stock
    Participant Directed                       12,034,985             8,376,525
O'Reilly Automotive, Inc. common stock
    Non-participant Directed                   17,899,934            11,686,247

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)



3.       Investments (Continued)

During 2000, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                              Net Realized
                                                                  And
                                                               Unrealized
                                                              Appreciation
                                                             (Depreciation)
                                                            in Fair Value of
                                                               Investments
                                                         -----------------------
Year ended December 31, 2000
  Stable Asset Fund                                              $       84,981
  Classic 500 Index Fund                                               (269,894)
  Classic Investment Grade Bond Fund                                        851
  Classic Balanced Fund                                                  (5,397)
  Classic Capital Appreciation Fund                                     (22,604)
  Classic Life Vision-Moderate Growth                                      (389)
  Classic Life Vision-Growth & Income                                      (644)
  Classic Life Vision-Aggressive Growth                                  (4,035)
  Franklin Small Cap Growth Fund                                         (1,828)
  Vanguard 500 Index Fund                                              (374,483)
  Fidelity Advisor Growth Opportunities Fund                           (285,256)
  Janus Worldwide Fund                                                 (389,927)
  Janus Advisor Aggressive Growth Fund                                  (10,944)
  Classic Small Cap Fund                                                 19,510
  American Century Value Advisor Fund                                    17,325
  O'Reilly Automotive, Inc. common stock                              7,543,849
                                                         -----------------------
                                                                  $   6,301,113
                                                         =======================

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

4.  Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                       December 31,
                                                 2000               1999
                                         ---------------------------------------
Investments, at fair value:
O'Reilly Automotive, Inc. common stock           $ 17,899,934  $     11,686,247
                                         ---------------------------------------
                                                 $ 17,899,934  $     11,686,247
                                         =======================================


                                                                 Year Ended
                                                              December 31, 2000
                                                              ------------------
Changes in net assets:
  Contributions                                                $      2,859,627
  Net realized and unrealized appreciation in fair value              4,550,551
  Distributions to participants                                      (1,196,490)
                                                              ------------------
                                                                    $ 6,213,687
                                                              ==================


5.       Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      2000              1999
                                                      ----              ----
Net assets available for benefits per
 the financial statements                     $    49,720,079   $    38,885,736
Miscellaneous receivables                                                87,807
Accrual for employer voluntary contribution
 to be received in the subsequent year              1,727,697         1,918,600
                                              ----------------------------------
Net assets available for benefits per the
  Form 5500                                   $    51,457,776   $    40,892,143
                                              ==================================

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)


5.  Differences Between Financial Statements and Form 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                                  Year Ended
                                                              December 31, 2000
Benefits paid to the participants per
 the financial statements                                  $          2,111,508
Less: Amounts allocated on Form 5500 as out
 of year excess deferral                                                 (4,523)
                                                           ---------------------
Benefits paid to the participants per
 the Form 5500                                             $          2,106,985
                                                           =====================



6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the latest tax determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and the related trust is tax exempt.

                             Supplemental Schedules

12



                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                           EIN#-44-00618012 Plan#-002

                               Schedule H, Line 4i
           Schedule of Assets Held for Investment Purposes at End of Year


                                December 31, 2000



        Identify of Issue                          Number of Shares     Cost         Fair Value
-------------------------------------------------  ----------------  ----------- -------------------
SunTrust common and collective trusts*:
  Stable Asset Fund                                                 $2,089,869          $4,948,356
  Classic Investment Grade Bond Fund                                 1,340,390           1,390,665
  Classic Balanced Fund                                              2,798,593           3,700,449
  Classic Capital Appreciation Fund                                    286,564             263,891
  Classic Small Cap Fund                                               145,341             164,435
  Classic 500 Index Fund                                             5,654,277           5,385,736
  Classic Life Vision-Moderate Growth                                   25,928              25,551
  Classic Life Vision-Growth & Income                                   23,810              23,194
  Classic Life Vision-Aggressive Growt                                  36,471              32,581
Registered investment company funds:
  Fidelity Advisor Growth Opportunities Fund                         1,152,483             866,187
  Franklin Small Cap Growth Fund                                        20,117              18,945
  Janus Worldwide Fund                                               1,375,353           1,224,722
  Janus Advisor Aggressive Growth Fund                                  81,331              70,433
  American Century Value Advisor Fund                                  119,764             127,940
O'Reilly Automotive, Inc. common stock*            1,119,062        14,820,391          29,934,919
Participant loans (interest rates ranging
  from 8.75% to 10.5%)                                                      --           1,542,075

                                                          ---------------------- -------------------
                                                                    $29,970,682         $49,720,079
                                                          ====================== ===================


*Party-in-interest to the Plan

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                           EIN #-44-0618012 Plan #-002

                               Schedule H, Line 4j
                       Schedule of Reportable Transactions


                          Year ended December 31, 2000
                                                                                                            Current
Identity of Party                                                                              Cost of      Value of      Net Gain
Involved                      Description of Assets                Purchases       Sales       Assets        Assets        (Loss)
---------------------- ----------------------------------------- ------------- ----------- ------------- ------------- -------------
Category (iii) - Series of transactions in excess of 5% of
 plan assets

O'Reilly               O'Reilly Automotive, Inc. common stock     $6,826,767  $          --     $6,826,797    $6,826,797  $      --


O'Reilly               O'Reilly Automotive, Inc. common stock             --      4,498,468      4,947,076     4,498,468   (448,608)








There were no category (i), (ii) or (iv) reportable transactions during 2000.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-73892) pertaining to the Profit Sharing and Savings Plan of O'Reilly Automotive, Inc. of our report dated May 18, 2001, with respect to the financial statements and schedules of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.




                                                               Ernst & Young LLP

Kansas City, Missouri
June 25, 2001